EXHIBIT 99.1

Innate Pharma Reports Full Year 2024 Financial Results And Business Update

Marseille, France, March 27, 2025, 7:00 A.M. CET

•FDA Breakthrough Therapy Designation granted to lacutamab for relapsed or refractory Sézary syndrome
oNew data, including lacutamab improved health-related quality of life data from TELLOMAK Phase 2 study in patients with cutaneous T cell lymphoma were presented at ASH 2024
•The first patient was dosed in a Phase 1 study for IPH4502, Nectin-4 ADC in patients with selected advanced solid tumors
•IPH6501, Innate's proprietary ANKET® drug candidate, is being evaluated in a Phase 1/2 clinical trial in patients with B-cell non-Hodgkin's lymphoma
oInnate Pharma and the Institute for Follicular Lymphoma Innovation (IFLI) announced up to $7.9m investment from IFLI to support IPH6501 development in Follicular Lymphoma
•Cash position of €91.1 million1 as of December 31, 2024 with a cash horizon extended to mid 2026
•Conference call to be held today at 2:00 p.m. CET / 9:00 a.m. EDT

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today reported its consolidated financial results for the year ending December 31, 2024. The consolidated financial statements are attached to this press release.

“Our strategy is clear: drive innovation through our ANKET® NK-cell engager platform and accelerate our ADC programs. We are making strong clinical progress, with our lead proprietary ANKET®, IPH6501 advancing in B-cell non-Hodgkin’s lymphoma and commencing the Phase 1 study for the Nectin-4 ADC IPH4502 in solid tumors. The FDA’s Breakthrough Therapy Designation for lacutamab highlights its potential to transform treatment for Sézary syndrome. With these achievements as well as disciplined financial management, we are pleased to extend our cash runway to mid 2026, reinforcing our commitment to delivering innovative new therapies for patients,” said Jonathan Dickinson, Chief Executive Officer of Innate Pharma.

*****

Webcast and conference call will be held today at 2:00pm CET (9:00am EDT)
Access to live webcast: https://events.q4inc.com/attendee/485278198

Participants may also join via telephone using the registration link below:
https://registrations.events/direct/Q4I39065986

This information can also be found on the Investors section of the Innate Pharma website, www.innate-pharma.com.
A replay of the webcast will be available on the Company website for 90 days following the event.

*****

Pipeline highlights:

ANKET® (Antibody-based NK cell Engager Therapeutics):
ANKET® is Innate’s proprietary platform for developing next-generation, multi-specific NK cell engagers to treat certain types of cancer. Innate’s pipeline includes five drug candidates that have emerged from the ANKET® platform: SAR443579/IPH6101 (SAR’579; trifunctional anti-CD123 NKp46xCD16 NKCE), SAR445514/IPH6401 (SAR’514 trifunctional anti-BCMA NKp46xCD16 NKCE), IPH62 (anti-B7-H3),
1 Including short term investments (€14.4m) and non-current financial instruments (€10.3m).
FY Financial results 2024     1

IPH67 (target undisclosed, solid tumors) and tetra-specific IPH6501 (anti-CD20 with IL-2v). Several other undisclosed proprietary preclinical targets are being explored.

IPH6501 (proprietary)
IPH6501 is Innate’s proprietary CD20-targeted IL-2v bearing second-generation ANKET®. In March 2024 the first patient was dosed in the Phase 1/2 clinical trial evaluating IPH6501 in B cell Non-Hodgkin’s lymphoma (B-NHL). The study is planned to enroll up to 184 patients. Clinical sites are open in the US, Australia and France and the first safety and preliminary activity data are expected in late 2025.
•Innate presented preclinical data of IPH6501 at the American Society of Clinical Oncology (ASCO) Annual Meeting and European Hematology Association (EHA) Annual congress in June 2024. Preclinical data showed that IPH6501 depletes autologous CD20+ B cells from healthy donors with greater efficacy and lower induction of pro-inflammatory cytokines than a CD20-T-cell engager. IPH6501 also effectively and preferentially stimulates NK cell proliferation from peripheral blood mononuclear cells of relapsed /refractory B-cell non-hodgkin’s lymphoma (R/R NHL) patients.
•In November 2024, preclinical data demonstrating the potential of IPH6501 were published in Science Immunology.
•Innate Pharma and the Institute for Follicular Lymphoma (IFLI) entered into an agreement to clinically study the potential of IPH6501 in follicular lymphoma (FL). To support the Phase 1/2 trial and inclusion of FL patients, IFLI will initially invest 3m USD into new shares of Innate, issued through a capital increase reserved to IFLI at a price of €1.56 per share and representing 2.26% of the share capital of Innate. IFLI may also invest up to an additional 4.9m USD into new shares of Innate, depending on the completion of certain milestones, at a price to be determined at the time of the said investments.

IPH67 (proprietary)
Following termination of its license by Sanofi during the third quarter 2024, Innate regained full rights on IPH67, a NK-cell engager program in solid tumors from Innate’s ANKET® platform under development.

SAR’579/IPH6101, SAR’514/IPH6401, IPH62 (partnered with Sanofi)
SAR’579/IPH6101
•The Phase 1/2 clinical trial by Sanofi is progressing well. Updated efficacy and safety results from the dose-escalation part of the Phase 1/2 study with SAR'579 / IPH6101, were shared in an oral presentation at the EHA 2024 Congress. The data demonstrated that SAR’579 continues to show clinical benefit and durable responses along with a favorable safety profile in patients with relapsed or refractory acute myeloid leukemia (AML), with 5 complete responses (4 CR / 1 CRi) achieved at 1 mg/kg, with durable CR (>10 months) observed in 3 patients.
•In April 2024, Sanofi advanced SAR’579 / IPH6101, to the Phase 2 preliminary dose expansion of the trial. Under the terms of the 2016 research collaboration with Sanofi, the progression to the dose expansion part of the trial has triggered a milestone payment from Sanofi to Innate of €4m.

SAR’514/IPH6401
•The Sanofi-led Phase 1/2 study (clinical study identifier: NCT05839626) for the treatment of patients with relapsed or refractory multiple myeloma will be terminated early as SAR’514/IPH6401 will now be pursued in autoimmune indications.

FY Financial results 2024     2

IPH62 and other target
•IPH62 is a NK-cell engager program targeting B7-H3 under development from Innate’s ANKET® platform. Following a research collaboration period and upon candidate selection, Sanofi will be responsible for all development, manufacturing and commercialization.
•Sanofi still retains the option of one additional ANKET® target under the terms of the 2022 research collaboration and license agreement.

Antibody Drug Conjugates:
IPH4502 (Nectin-4 ADC):
IPH4502 is Innate’s novel and differentiated topoisomerase I inhibitor ADC targeting Nectin-4.
•First preclinical data for IPH45 were presented in an oral presentation at the American Association for Cancer Research (AACR) Annual Meeting 2024 and the Society for Immunotherapy of Cancer (SITC) 2024. In preclinical studies, IPH4502 showed anti-tumor efficacy in vivo, in Nectin-4 expressing tumors including in enfortumab vedotin refractory models.
•In September, the U.S Food and Drug Administration cleared Innate’s investigational new drug (IND) application to initiate a Phase 1 clinical study of IPH4502 in Nectin-4 expressing solid tumor indications.
•The first patient was dosed in a Phase 1 study in January 2025. The Phase 1 includes a part 1 dose escalation and a part 2 dose optimization, and will assess the safety, tolerability, and preliminary efficacy of IPH4502 in advanced solid tumors known to express Nectin-4, including but not limited to urothelial carcinoma, non-small cell lung, breast, ovarian, gastric, esophageal, and colorectal cancers. The study plans to enroll approximately 105 patients.
•New preclinical data will be presented at the AACR Annual Meeting 2025.

Lacutamab (anti-KIR3DL2 antibody):
Cutaneous T Cell Lymphoma
TELLOMAK is a global, open-label, multi-cohort Phase 2 clinical trial evaluating lacutamab in patients with Sézary syndrome and mycosis fungoides.
•Favorable results from the Phase 2 TELLOMAK study with lacutamab in mycosis fungoides were presented at the ASCO Annual Meeting in June 2024. The data demonstrate that treatment with lacutamab resulted in meaningful antitumor activity, regardless of the KIR3DL2 baseline expression, and an overall favorable safety profile. The global objective response rate was 16.8% (Olsen 2011) and 22.4% (Olsen 2022), including 2 complete responses and 16 partial responses.
•Quality of life data and translational analysis from the TELLOMAK trial in patients with relapsed/refractory cutaneous T-cell lymphoma were presented at the ASH Annual Meeting 2024.
•Long Term Follow up for Sezary syndrome and mycosis fungoides will be presented at an upcoming medical congress.
•During the financial quarter ending September 30, 2024, the FDA provided encouraging initial feedback on Innate Pharma’s proposed regulatory pathway, which could potentially include Accelerated Approval for Sézary syndrome, and the Company continues to align with the FDA around the confirmatory Phase 3 trial.
•In February 2025, the FDA granted Breakthrough Therapy Designation to lacutamab for relapsed or refractory Sézary syndrome based on TELLOMAK Phase 2 results demonstrating efficacy and a favorable safety profile in patients with advanced Sézary syndrome, heavily pretreated, post-
FY Financial results 2024     3

mogamulizumab. Breakthrough Therapy Designation is intended to accelerate the development and regulatory review in the U.S. of drugs that are intended to treat a serious condition. Partnering discussions are underway.
Peripheral T Cell lymphoma (PTCL)
The Phase 2 KILT (anti-KIR in T Cell Lymphoma) trial, an investigator-sponsored, randomized controlled trial led by the Lymphoma Study Association (LYSA) to evaluate lacutamab in combination with chemotherapy GEMOX (gemcitabine and oxaliplatin) versus GEMOX alone in patients with KIR3DL2-expressing relapsed/refractory PTCL is ongoing and continues to recruit patients.

Monalizumab (anti-NKG2A antibody), partnered with AstraZeneca:
•The Phase 3 PACIFIC-9 trial run by AstraZeneca evaluating durvalumab (anti-PD-L1) in combination with monalizumab or AstraZeneca’s oleclumab (anti-CD73) in patients with unresectable, Stage III non-small cell lung cancer (NSCLC) who have not progressed following definitive platinum-based concurrent chemoradiation therapy (CRT) is ongoing.
•After the period, the Independent Data Monitoring Committee recommended the continuation of the Phase 3 PACIFIC-9 trial based on a pre-planned analysis.
◦Updated results from COAST, a Phase 2 study of durvalumab with oleclumab or monalizumab in patients with Stage III unresectable non-small-cell lung cancer were presented at the ASCO 2024 Annual Meeting, in June 2024 showing increased objective response rate, prolonged progression free survival, and trended toward improved overall survival compared to durvalumab alone.
◦AstraZeneca presented interim results from the randomized NeoCOAST-2 Phase 2 platform trial during the 2024 World Conference on Lung Cancer in September 2024. In this preliminary analysis on the first 60 of 72 patients randomized to Arm 2, monalizumab added to durvalumab plus platinum-based chemotherapy doublet induced a pathological complete response rate of 26.7% [95% CI; 16.1–39.7] and a major pathological response rate of 53.3% [95% CI; 40.0–66.3] which are numerically higher than the durvalumab plus platinum doublet approved regimen. Treatment in Arm 2 showed manageable safety profile and no impact on surgical rate. The NeoCOAST-2 platform study is intended to assess the safety and efficacy of neoadjuvant durvalumab alone or combined with novel immuno-oncology agents and chemotherapy in resectable, early-stage NSCLC, followed by adjuvant treatment with durvalumab with or without the novel agents.

IPH5201 (anti-CD39), partnered with AstraZeneca:
•The MATISSE Phase 2 clinical trial conducted by Innate in neoadjuvant lung cancer for IPH5201, an anti-CD39 blocking monoclonal antibody developed in collaboration with AstraZeneca, is ongoing and recruitment is on track. Following a pre-planned interim analysis, the MATISSE Phase 2 trial continues according to plans.

IPH5301 (anti-CD73):
•The investigator-sponsored CHANCES Phase 1 trial of IPH5301 with Institut Paoli-Calmettes is ongoing.

Corporate Update:
FY Financial results 2024     4

•As of December 31, 2024, the balance available under our April 2023 sales agreement under the At-The-Market program remains at $75 million.

Post period event
•In February 2025, Arvind Sood, Executive Vice President, President of U.S. Operations left the Company and resigned from his position as member of the Executive Board.

FY Financial results 2024     5

Financial highlights for 2024:
The key elements of Innate’s financial position and financial results as of and for the year ended December 31, 2024 are as follows:
•Cash, cash equivalents, short-term investments and financial assets amounting to €91.1 million (€m) as of December 31, 2024 (€102.3m as of December 31, 2023), including €10.3m in short-term investments (€9.8m as of December 31, 2023).
•As of December 31, 2024, financial liabilities amount to €31.0m (€39.9m as of December 31, 2023). This change is mainly due to loan repayments.
•Revenue and other income from continuing operations amounted to €20.1m in 2024 (2023: €61.6m, -67.4%). It mainly comprises revenue from collaboration and licensing agreements (€12.6m in 2024 vs €51.9m in 2023, -75.7%), and research tax credit (€7.5m in 2024 vs €9.7m in 2023, -23.3%):
◦Revenue from collaboration and licensing agreements mainly resulted from the partial or entire recognition of the proceeds received pursuant to the agreements with AstraZeneca and Sanofi. They are recognized when the entity's performance obligation is met. Their accounting is made at a point in time or spread over time according to the percentage of completion of the work that the Company is committed to carry out under these agreements:
▪(i) Revenue from collaboration and licensing agreements for monalizumab decreased by €5.1m to €4.4m in 2024 ( €9.5m in 2023). This decrease is mainly due to the recognition of an increase in revenues in the first half of 2023. Indeed, at June 30, 2023, the Company had carried out an analysis of the cost base used to calculate the progress of Phase 1/2 trials, taking into account their progression. This analysis led to a reduction in the cost base through a re-estimation of projected expenditure. Consequently, this adjustment to the cost base had a positive impact on the percentage of completion and led to the recognition of additional revenue of 5.9 million euros for the first half of 2023, which did not recur in 2024;
▪(ii) Revenue related to the research collaboration and licensing agreement signed with Sanofi in 2022 amounted €2.1m as of December 31, 2024 (€34.7m as of December 31, 2023). On January 25, 2023, the Company announced the expiration of the waiting period under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976 and the effectiveness of the licensing agreement as of January 24, 2023. Consequently, the Company received an upfront payment of €25.0m in March 2023, including €18.5m for the exclusive license, €1.5m for the research work and €5.0m for the two additional targets options, for which the Company will recognize the related revenues either at the reporting date or the latest five years after the effective date. The €18.5m upfront payment relating to the exclusive license has been fully recognized in revenue since June 30, 2023. On December 19, 2023, the Company announced that Sanofi had exercised one of the two license options for a new program based on the Company's ANKET® platform. This decision triggered a milestone payment of €15.0m, including €13.3m for the exclusive license, fully recognized in revenue as of December 31, 2023, and €1.7m for research work to be carried out by the Company as well as the recognition in revenue of an amount of €2.5m initially received in March 2023 in connection with this option. On October 9, 2024, the company received a letter terminating the license agreement for IPH67, a NKCE program, from ANKET® platform, currently under development in solid tumors. Termination was effective at the end of a 90 days notice period, i.e. on January 7, 2025. As a result, Innate did recover full rights to IPH67;
▪(iii) Revenue related to the license and collaboration agreement signed with Sanofi in 2016 increased by €2.0m, to €4.0m for year ended December 31, 2024, as compared to €2.0m for year ended December 31, 2023. On April 15, 2024, the Company announced the treatment of
FY Financial results 2024     6

the first patient in the phase 2 dose extension of the Sanofi-led study evaluating the NK Cell Engager SAR443579/IPH6101 in various blood cancers. Under the terms of the 2016 agreement, this trial progress triggered a milestone payment of 4.0 million euros, fully recognized in revenue during the first quarter of 2024 and collected by the Company on May 17, 2024. As a reminder, last year, the Company announced that, in June 2023, the first patient was dosed in a Sanofi-sponsored Phase 1/2 clinical trial evaluating SAR'514/IPH6401 in relapsed or refractory Multiple Myeloma. As provided by the licensing agreement signed in 2016, Sanofi made a milestone payment of €2.0 million, fully recognized in revenue since of June 30, 2023. This amount was received by the Company on July 21, 2023;
◦The research tax credit (CIR) of €7.5m of as December 31, 2024 (€9.7m for year ended December 31, 2023. The 24% decrease resulted from the eligible costs decrease.
•Operating expenses from continuing operations amounted to €71.7m in 2024 (2023: €74.3m, -3.5%):
◦General and administrative (G&A) expenses from continuing activities amounted to €19.7m in 2024 (2023: €18.3m, 7.8%). These expenses represented 25% and 27% of net operating expenses for continuing operations for the years ended December 31, 2023 and 2024 respectively. G&A expenses mainly comprise personnel costs not allocated to research and development, as well as costs of services relating to the management of the Company. The increase in this item between 2023 and 2024 results cumulatively from (i) the increase in Other income and expenses, mainly related to the financing of the 2023 R&D tax credit for €0.8m; (ii) the increase in non-scientific fees, partially offset by (iii) the decrease in personnel expenses, and (iv) the decrease in depreciation and amortization.
◦Research and development (R&D) expenses from continuing activities amounted to €52.0m in 2024 (2023: €56.0m, -7.2%). This change was mainly due to a decrease in direct research and development expenses in line with the maturity of clinical development programs and a decrease in indirect research and development expenses mainly in the fields of personnel costs and depreciation, amortization and impairment.
•A net financial income of €2.1m in 2024 (2023: €5.1m gain). The financial income has been reduced due to unfavorable fx impact.
•A net loss of €49.5m in 2024 (2023: net loss of €7.6m).

The table below summarizes the IFRS consolidated financial statements as of and for the year ended December 31, 2024, including 2023 comparative information.
FY Financial results 2024     7

In thousands of euros, except for data per share	December 31, 2024	December 31, 2023
Revenue and other income	20,121	61,641
Research and development	(51,980)	(56,022)
Selling, general and administrative	(19,716)	(18,288)
Total operating expenses	(71,696)	(74,310)
Operating income (loss) before impairment	(51,575)	(12,669)
Impairment of intangible asset	—	—
Operating income (loss) after impairment	(51,575)	(12,669)
Net financial income (loss)	2,104	5,099
Income tax expense	~~—~~	~~—~~
Net income (loss) from continuing operations	(49,471)	(7,570)
Net income (loss) from discontinued operations	—	—
Net income (loss)	(49,471)	(7,570)
Weighted average number of shares outstanding (in thousands)	81,052	80,453
Basic income (loss) per share	(0.61)	(0.09)
Diluted income (loss) per share	(0.61)	(0.09)
Basic income (loss) per share from continuing operations	(0.61)	(0.09)
Diluted income (loss) per share from continuing operations	(0.61)	(0.09)
Basic income (loss) per share from discontinued operations	—	—
Diluted income (loss) per share from discontinued operations	—	—

	December 31, 2024	December 31, 2021
Cash, cash equivalents and financial asset	91,051	102,252
Total assets	111,059	175,187
Shareholders’ equity	8,834	51,901
Total financial debt	30,995	39,893

FY Financial results 2024     8

About Innate Pharma:
Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through three therapeutic approaches: multi-specific NK Cell Engagers via its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform and Antibody Drug Conjugates (ADC) and monoclonal antibodies (mAbs).
Innate’s portfolio includes several ANKET® drug candidates to address multiple tumor types as well as IPH4502, a differentiated ADC in development in solid tumors. In addition, anti-KIR3DL2 mAb lacutamab is developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, and anti-NKG2A mAb monalizumab is developed with AstraZeneca in non-small cell lung cancer.
Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.
Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.
Learn more about Innate Pharma at www.innate-pharma.com and follow us on LinkedIn and X.

FY Financial results 2024     9

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:
This press release contains certain forward-looking statements, including those within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. The use of certain words, including “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “may,” “might,” “potential,” “expect” “should,” “will,” or the negative of these and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s reliance on third parties to manufacture its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties, which could cause the Company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.
In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors & Media
Innate Pharma	Newcap
Henry Wheeler Tel.: +33 (0)4 84 90 32 88 henry.wheeler@innate-pharma.fr	Arthur Rouillé Tel.: +33 (0)1 44 71 00 15 innate@newcap.eu

FY Financial results 2024     10

Summary of Consolidated Financial Statements
and Notes as of December 31, 2024

FY Financial results 2024     11

Consolidated Statements of Financial Position (in thousand euros)

	December 31, 2024	December 31, 2023

Assets

Cash and cash equivalents	66,396	70,605
Short-term investments	14,374	21,851
Trade receivables and others - current	4,972	55,557
Total current assets	85,742	148,013

Intangible assets	0	416
Property and equipment	5,133	6,322
Non-current financial assets	10,281	9,796
Other non-current assets	575	87
Trade receivables and others - non-current	9,328	10,554
Total non-current assets	25,317	27,175

Total assets	111,059	175,187

Liabilities
Trade payables and others	16,007	17,018
Collaboration liabilities – Current portion	7,443	7,647
Financial liabilities – Current portion	8,709	8,936
Deferred revenue – Current portion	616	5,865
Provisions – Current portion	207	171
Total current liabilities	32,982	39,636

Collaboration liabilities – Non current portion	41,128	45,030
Financial liabilities – Non-current portion	22,286	30,957
Defined benefit obligations	2,730	2,441
Deferred revenue – Non-current portion	2,825	4,618
Provisions – Current portion	274	603
Total non-current liabilities	69,243	83,650

Share capital	4,192	4,044
Share premium	390,979	384,255
Retained earnings	(336,893)	(329,323)
Other reserves	27	495
Net income (loss)	(49,471)	(7,570)
Total shareholders’ equity	8,834	51,901

Total liabilities and shareholders’ equity	111,059	175,187

FY Financial results 2024     12

Consolidated Statements of Income (loss) (in thousand euros)

	December 31, 2024	December 31, 2023

Revenue from collaboration and licensing agreements	12,622	51,901
Government financing for research expenditures	7,488	9,729
Sales	11	11

Revenue and other income	20,121	61,641

Research and development expenses	(51,980)	(56,022)
Selling, general and administrative expenses	(19,716)	(18,288)
Operating expenses	(71,696)	(74,310)

Operating income (loss) before impairment of intangible assets	(51,575)	(12,669)

Impairment of intangible assets	—	—

Operating income (loss) after impairment of intangible assets	(51,575)	(12,669)

Financial income	6,079	6,934
Financial expenses	(3,975)	(1,835)
Net financial income (loss)	2,104	5,099

Net income (loss) before tax	(49,471)	(7,570)

Income tax expense	—	—
Net income (loss) from continuing operations	(49,471)	(7,570)

Net income (loss) from discontinued operations	0	0

Net income (loss)	(49,471)	(7,570)

Net income (loss) per share:
(in € per share)
- basic income (loss) per share	(0.61)	(0.09)
- diluted income (loss) per share	(0.61)	(0.09)
- Basic income (loss) per share from continuing operations	(0.61)	(0.09)
- Diluted income (loss) per share from continuing operations	(0.61)	(0.09)
- Basic income (loss) per share from discontinued operations	—	—
- Diluted income (loss) per share from discontinued operations	—	—

FY Financial results 2024     13

Consolidated Statements of Cash Flows (in thousand euros)

	December 31, 2024	December 31, 2023
Net income (loss)	(49,471)	(7,570)
Depreciation and amortization	1,994	5,091
Employee benefits costs	324	285
Provisions for charges	(293)	(966)
Share-based compensation expense	3,944	4,256
Change in valuation allowance on financial assets	(1,335)	(1,592)
Gains (losses) on financial assets	(885)	544
Change in valuation allowance on financial assets	(380)	—
Gains (losses) on assets and other financial assets	—	(991)
Disposal of property and equipment (scrapping)	20	470
Other profit or loss items with no cash effect	24	6
Operating cash flow before change in working capital	(46,058)	(467)
Change in working capital	39,162	(32,092)
Net cash generated from / (used in) operating activities:	(6,896)	(32,559)
Acquisition of intangible assets, net	—	(2,000)
Acquisition of property and equipment, net	(391)	(351)
Disposal of property and equipment	—	150
Disposal of other assets	—	66
Acquisition of other assets	—	(3)
Disposal of current financial instruments	9,590	—
Disposal of non-current financial instruments	—	22,768
Net cash generated from / (used in) investing activities:	9,200	20,630
Proceeds from the exercise / subscription of equity instruments	2,928	395
Repayment of borrowings	(8,936)	(2,361)
Net cash generated from financing activities:	(6,008)	(1,966)
Effect of the exchange rate changes	(505)	274
Net increase / (decrease) in cash and cash equivalents:	(4,209)	(13,619)
Cash and cash equivalents at the beginning of the year:	70,605	84,225
Cash and cash equivalents at the end of the year :	66,396	70,605

FY Financial results 2024     14

Revenue and other income
The following table summarizes operating revenue for the periods under review:

In thousands of euro	December 31, 2024	December 31, 2023
Revenue from collaboration and licensing agreements	12,622	51,901
Government financing for research expenditures	7,488	9,729
Other income	11	11
Revenue and other income	20,121	61,641

Revenue from collaboration and licensing agreements
Revenue from collaboration and licensing agreements from continuing operations decreased by €39.3 million, to €12.6 million for the year ended December 31, 2024, as compared to €51.9 million for the year ended December 31, 2023. These revenues mainly result from the partial or entire recognition of the proceeds received pursuant to the agreements with AstraZeneca, Sanofi and Takeda. They are recognized when the entity's performance obligation is met. Their accounting is made at a point in time or spread over time according to the percentage of completion of the work that the Company is committed to carry out under these agreements. The evolution in 2024 is mainly due to:
•A €5.1 million decrease in revenue related to monalizumab to €4.4 million for the year ended December 31, 2024, as compared to €9.5 million for the year ended December 31, 2023. This €5.1 million decrease is primarily explained by the accounting of an exceptional revenue catch-up during the first half of 2023. Indeed, as of June 30, 2023, the Company had conducted an analysis of the cost basis used to calculate the progress of Phase 1/2 trials in light of their advancement. This analysis led to a reduction in this cost basis through a reassessment of projected expenses. Consequently, this adjustment to the cost basis had a positive impact on the percentage of completion and resulted in the recognition of an additional revenue of €5.9 million for the first half of 2023, which did not recur in 2024. As of December 31, 2024, the amount not recognized as revenue amounted to €0.2 million, and is presented in full under "Current contract liabilities" given the maturity of the Phase 1/2 trials;
•The recognition of €2.1 million in revenue as of December 31, 2024, relating to the research collaboration and licensing agreement signed with Sanofi in 2022. On January 25, 2023, the Company announced the expiration of the waiting period under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976 and the effectiveness of the licensing agreement as of January 24, 2023. Consequently, the Company received an upfront payment of €25.0m in March 2023, including €18.5m for the exclusive license, €1.5m for the research work and €5.0m for the two additional targets options, for which the Company will recognize the related revenues either at the reporting date or three years after the effective date. The €18.5m upfront payment relating to the exclusive license has been fully recognized in revenue since June 30, 2023. On December 19, 2023, the Company announced that Sanofi had exercised one of the two license options for a new program based on the Company's ANKET® platform. This decision triggered a milestone payment of €15.0m, including €13.3m for the exclusive license, fully recognized in revenue as of December 31, 2023, and €1.7m for research work to be carried out by the Company. Following the notification of the exercise of the option, the Company also recognized in revenue an amount of €2.5m initially received in March 2023 and related to this option. The cumulative payments of €3.2m received for research work are recognized on a straight-line basis over the duration of the research work that the Company has agreed to carry out. As of December 31, 2023, the Company recognize in revenue an amount of €2.1 million based on the stage of completion of this work. The remaining amount of €0.7 million is recognized in deferred-revenue. Sanofi still retains a license option for an additional ANKET® target, in accordance with the license agreement. Consequently, the corresponding upfront payment is also recognized in deferred-revenue as of December 31, 2023 for an amount
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of €2.5m. On October 9, 2024, the Company received a termination letter for the license agreement concerning this option. The termination ends the research work. The revenue of €1.7 million was therefore fully recognized as revenue on December 31, 2024;
•A €2.0 million increase in revenue from the collaboration and research license agreement with Sanofi, to €4.0 million for the year ended December 31, 2024, as compared to €2.0 million for the year ended December 31, 2023. On April 15, 2024, the Company announced the treatment of the first patient in the dose-expansion phase 2 of the study conducted by Sanofi evaluating the NK Cell Engager IPH6101/SAR443579 in various blood cancers. According to the terms of the 2016 agreement, this trial progression triggered a milestone payment of €4.0 million, fully recognized as revenue during the first quarter of 2024, and was received by the Company on May 17, 2024. As a reminder, the Company announced that, in June 2023, the first patient was dosed in a Sanofi-sponsored Phase 1/2 clinical trial evaluating SAR'514/IPH6401 in relapsed or refractory Multiple Myeloma. As provided by the licensing agreement signed in 2016, Sanofi made a milestone payment of €2.0 million, fully recognized in revenue since of June 30, 2023. This amount was received by the Company on July 21, 2023;
•A €0.9 million increase in revenue from invoicing of research and development costs to €2.1 million for the year ended December 31, 2024, as compared to €1.2 million for the year ended December 31, 2023.

Government funding for research expenditures
Government funding for research expenditures decreased by €2.2 million, or 23.0%, to €7.5 million for the year ended December 31, 2024, as compared to €9.7 million for the year ended December 31, 2023. As of December 31, 2023, government funding is mainly comprised of research tax credit for 2023 fiscal year for an amount of €9.8 million as compared to €7.9 million euros for year ended December 31, 2024. The change in the research tax credit is due to an decrease in eligible expenses explained by (i) the decrease in depreciation on IPH5201 rights following the full amortization of the additional payment of €2.0 million to Orega Biotech following the dosing of the first patient in the MATISSE Phase 2 clinical trial, compared with €0.4 million as of December 31, 2024, and (ii) a slow down in eligible subcontracting costs due to lower expenses on clinical trials at the end of the process and to the conduct of clinical trials outside the euro zone, (iii) a decrease in personnel costs due to a lower headcount and a lower eligibility rate.
The research tax credit is calculated as 30% of the amount of research and development expenses, net of grants received, eligible for the research tax credit for the fiscal year.
Operating expenses
The table below presents our operating expenses from continuing operations for the years ended December 31, 2024 and 2023:

In thousands of euros	December 31, 2024	December 31, 2023
Research and development expenses	(51,980)	(56,022)
General and administrative expenses	(19,716)	(18,288)
Operating expenses	(71,696)	(74,310)
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Research and development expenses
Research and development (“R&D”) expenses from continuing operations decreased by €4.0 million, or 7.2%, to €52.0 million for the year ended December 31, 2024, as compared to €56.0 million for the year ended December 31, 2023. This decrease over the period is mainly due to (i) a decrease in direct research and development expenses of €1.9 million over the period due mainly to the decrease in expenses related to more mature clinical development programs, and (ii) indirect expenses which have decreased by €2.2 million mainly in depreciation and amortization. Research and development expenses represented a total of 72.5% and 75.4% of operating expenses before impairment for years ended December 31, 2024 and December 31, 2023, respectively.
Direct research and development expenses decreased by €1.9 million, or 6.2%, to €28.3 million for the year ended December 31, 2024, as compared to direct research and development expenses of €30.2 million for the year ended December 31, 2023. This decrease is mainly due to a €2.3 million increase in expenses related to preclinical development programs relating notably to the ADC field, offset by a €4.2 million decrease in expenses related to the Company's clinical programs. This decrease in clinical programs expenses mainly results from (i) a €3.3 million decrease in spending on the Lacutamab program, (ii) a €1.9 million decrease in spending on the IPH6501 program, due to the reduction in CMC activities, partly offset by higher spending on the gradual start-up of clinical activities, partly offset by a €1.7 million increase in expenses related to the growth in IPH5201 phase 2 trials patient recruitment.
As of December 31, 2024, the collaboration liabilities relating to monalizumab and the agreements signed with AstraZeneca in April 2015, October 2018 and September 2020 amounted to €48.6 million, as compared to collaborations liabilities of €52.7 million as of December 31, 2023. This decrease of €4.1 million mainly results from (i) net repayment of €7.7 million during year 2024 to AstraZeneca linked to the Monalizumab cofinancing program, including phase 3 trial INTERLINK-1 launched in October 2020 and PACIFIC-9 launched in April 2022, and (ii) the increase of the collaboration commitment ("collaboration liabilities" in the consolidated statements of financial position) for an amount of €3.6 million linked to the Euro-dollar parity exchange rate variation.
Personnel and other expenses allocated to research and development decreased by €2.2 million, or 8.4%, to €23.7 million for the year ended December 31, 2024, as compared to an amount of €25.8 million for the year ended December 31, 2023. This decrease is due to (i) decrease of €2.8 million in depreciation and amortization, mainly composed of the amortization of the monalizumab (acquired from Novo Nordisk) and IPH5201 intangible assets (anti-CD39 purchased from Orega Biotech) . (ii) €0.4 million increase in staff costs allocated to research and development, of which $0.2 million in personnel expenses and €0.2 million in share-based payment expenses, .
As of December 31, 2024, the Company had 139 employees, including Leadership Team members, in research and development functions, compared to 140 as of December 31, 2023.

General and administrative expenses
General and administrative (“G&A”) expenses from continuing operations increased by €1.4 million, or 7.8% to €19.7 million for the year ended December 31, 2024 as compared to €18.3 million for the year ended December 31, 2023. G&A expenses represented a total of 27.5% and 24.6% of the total operating expenses for the years ended December 31, 2024 and 2023, respectively.
Personnel expenses, which includes the compensation paid to our employees and consultants, decreased by €0.3 million, or 3.2%, to €8.6 million for the year ended December 31, 2024, as compared to personnel expenses of €8.8 million for the year ended December 31, 2023. This decrease mainly results from €0.5 million decrease in share-based
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payment expenses compensated by an increase in wages of $(0.2) million. As of December 31, 2024, we had 42 employees, including Leadership Team members, in general and administrative functions, as compared to 39 as of December 31, 2023.
Non-scientific advisory and consulting expenses mostly consist of auditing, accounting, legal and hiring services. These expenses increased by €0.5 million, or 16.2%, to €3.4 million for the year ended December 31, 2024, as compared to an amount of €2.9 million for the year ended December 31, 2023. This increase is mainly due to the use of recruitment agencies to set up the clinical department and to recruit the new Chairman of the Executive Board.
Other general and administrative expenses relate to intellectual property, depreciation and amortization and other general, administrative expenses. These expenses increased by €1.2 million or 19.0% to €7.8 million for the year ended December 31, 2024, as compared to an amount of €6.5 million for the year ended December 31, 2023. This increase is primarily related to the repayment of interest on the 2023 R&D Tax Credit amounting to €0.8 million, the rise in IT service costs of €0.1 million and the impact of IFRS 16 following the restitution of leased spaces, which generated a non-recurring credit of €0.2 million in 2023.

Financial income (loss), net
We recognized a net financial loss of €2.1 million for the year ended December 31, 2024, as compared to €5.1 million net financial gain for the year ended December 31, 2023. This change mainly results from (i) the foreign exchange loss of €1.8 million (foreign exchange gain of €0.9 million in 2023), (ii)interest income on financial investments (net gain of €2.4 million in 2024 compared to €3.2 million in 2023) and (iii) the change in the fair value of certain financial instruments (net gain of €2.0 million in 2024 as compared to a net gain of €1.6 million in 2023).

Balance sheet items
Cash, cash equivalents, short-term investments and financial assets (current and non-current) amounted to €91.1 million as of December 31, 2024, as compared to €102.3 million as of December 31, 2023. Net cash as of December 31, 2024 (cash, cash equivalents and current financial assets less current financial liabilities) amounted to €72.1 million (€83.5 million as of December 31, 2023).
The other key balance sheet items as of December 31, 2024 are:
•Deferred revenue of €3.4 million (including €2.8 million booked as ‘Deferred revenue – non-current portion’) and collaboration liabilities of €48.6 million (including €41.1 million booked as ‘Collaboration liability – non-current portion’) relating to the remainder of the initial payment received from AstraZeneca with respect to monalizumab, not yet recognized as revenue or used to co-fund the research and the development work performed by AstraZeneca including co-funding of the monalizumab program with AstraZeneca, notably the INTERLINK-1 and PACIFIC-9 Phase 3 trials;
•Receivables of €14.3million including non-current receivables for €7.5 million from the French government related to the research tax credit for the 2024 after the loss of SME status since December 31, 2023;
•Shareholders’ equity of €8.8 million, including the net loss of the period of €49.5 million;
•Financial liabilities amounting to €31.0 million (€39.9 million as of December 31, 2023).
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Cash-flow items
The net cash flow used over the year ended December 31, 2024 amounted to €4.2 million, compared to a net cash flow used of €13.6 million for the year ended December 31, 2023.
The net cash flow used during the period under review mainly results from the following:
•Net cash used from operating activities of €6.9 million, mainly explained by i) the receipt of €29.5 million related to 2019 and 2020 tax credit refunds, (ii) the receipt of €8.6 million pursuant to a financing agreement with Natixis including the assignment of the Company's receive with respect to future CIR payments (corresponding to the CIR for the financial year ending December 31, 2023 that will be paid in 2027), (iii) the receipt of €15.0 million in January 2024 following Sanofi's decision to exercise one of its two license option for an NK Cell Engager program in solid tumors, derived from the Company's ANKET® (Antibody-based NK Cell Engager Therapeutics) platform, pursuant to the terms of the research collaboration and license agreement signed in December 2022, (iv) the collection in May 2024 of €4.8 million (including value-added tax) the treatment of the first patient in the Phase 2 dose expansion part of the Sanofi-sponsored clinical trial evaluating NK Cell Engager SAR443579/ IPH6101 in various blood cancer. As a reminder, in 2023, the net cash flow used in operating activities included (i) the receipt of €25.0 million from Sanofi in March 2023 following the entry into force of the research collaboration and licensing agreement signed in December 2022 under which the Company granted Genzyme Corporation, a wholly-owned subsidiary of Sanofi ("Sanofi") an exclusive licence to Innate Pharma's B7H3 ANKET® program and options on two additional targets, (ii) the receipt in May 2023 of a payment of €4.6 million ($5.0 million) received from Takeda following the conclusion of an exclusive licensing agreement under which Innate granted Takeda exclusive worldwide rights for the research and development of ADCs, (iii) the receipt in July 2023 of €2.0 million following the treatment of the first patient in the Phase 1/2 clinical trial sponsored by Sanofi evaluating IPH6401/SAR'514 in patients with relapsed or refractory multiple myeloma. Lastly, during 2023, the Company benefited from the early repayment of the CIR claim relating to the 2022 financial year, amounting to €9.2 million, paid to the Company by the French Treasury in July 2023. Excluding these specific effects, net cash flows used by operating activities for the year ended December 31, 2024 decreased by €9.4 million. This decrease is mainly explained by (i) the decrease in the operating expenses.
•Net cash generated in investing activities for an amount of €9.2 million, mainly included a €4.2 million of current financial instrument with a July 2024 fixed term and various non current financial assets sales for a total of €5.0 million to cope with Company dollars cash needs. These cash in were partially offset by acquisitions of property, plant and equipment and intangible assets for a net amount €0.4 million. As a reminder, net cash flow used in investing activities for the year ended December 31, 2023 amounted to €20.6 million and were mainly composed of a disposal of a non-current financial instrument which generated a net cash collection of €22.8 million partially offset by acquisitions of property, plant and equipment and intangible assets for a net amount €2.2 million.

•Net cash flows from financing activities for an amount of €6.0 million for the year ended December 31, 2024 as compared to net cash flows from financing activities of €2.0 million for the year ended December 31, 2023. Loan repayments amounted to €8.9 million for the year ended December 31, 2024 as compared to €2.4 million for the year ended December 31, 2023. The start of PGE loans repayment in 2024 result in an increase in repayment amounting to €7.0 million. Receipts from capital transactions amount to €2.9 million in 2024, compared with €0.2 million in 2023. The change is mainly explained by the amount received from a new equity partner for €2.9 million.
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Post period event
•On January 27, 2025, the Company announced the first patient was dosed in its Phase 1 study (NCT06781983), investigating the safety and tolerability of IPH4502, an innovative Antibody-Drug Conjugate (ADC), in patients with advanced solid tumors known to express Nectin-4. The Phase 1, open-label, multi-center study, includes a Part 1 Dose Escalation and a Part 2 Dose Optimization, and will assess the safety, tolerability, and preliminary efficacy of IPH4502 as a single agent in advanced solid tumors known to express Nectin-4, including but not limited to urothelial carcinoma, non-small cell lung, breast, ovarian, gastric, esophageal, and colorectal cancers. The study plans to enroll approximately 105 patients.
•On February 3, 2025, Mr. Arvind Sood resigned from his position as member of the Executive Board and left the Company. The position of Vice President, President of U.S. Operations is not contemplated to be filled at this time.
•On February 17, 2025, the Company announced that the U.S. Food and Drug Administration (FDA) granted Breakthrough Therapy Designation (BTD) to lacutamab, an anti-KIR3DL2 cytotoxicity-inducing antibody, for the treatment of adult patients with relapsed or refractory (r/r) Sézary syndrome (SS) after at least 2 prior systemic therapies including mogamulizumab.

Nota
This press release contains financial data approved by the Executive Board on March 26, 2025 based on our consolidated financial statements for the year ended December 31, 2024. They were reviewed by the Supervisory Board on March 26, 2025. The audit is in progress at the date of this communication.

Risk factors
Risk factors (“Facteurs de Risque”) identified by the Company are presented in section 3 of the registration document (“Universal Registration Document”) filed with the French Financial Markets Authority (“Autorité des Marchés Financiers” or “AMF”), which is available on the AMF website http://www.amf-france.org or on the Company’s website as well as in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

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